Boucherville, February 11, 2008

Mr. Roger Schwall, Assistant Director

United States Securities and Exchange Commission

Washington, DC 20549

Re: Cadiscor Resources Inc.

Answers to letter of comments dated January 10, 2008

Form 10 KSB December 31, 2006 as amended.

Form 10-QSB for the quarter ended March 31, 2007

Form 10-QSB for the quarter ended June 30, 2007

Form 10 Q-SB for the quarter ended September 30, 2007

File No. 0-52252

Dear Mr. Schwall,

In answer to your letter of comments regarding the filing of Form 10-KSB/A2 for the exercise ended December 31, 2006 by Cadiscor Resources Inc. (“Cadiscor” or the “Company”), please find hereafter Cadiscor’s answers or amendments following your letter of comments dated January 10, 2008 or why such amendments would not be applicable for Cadiscor. Answers are presented according to the order of your comments.

1.

General

The Company held its annual shareholder’s meeting on June 19, 2007 and filed on August 14, 2007 with the Form 10 QSB for the period ended June 30, 2007, proxy materials with the Commission as Exhibit 22: “Management Information Circular dated April 25, 2007”. The Company did not file proxy materials with the Commission prior to annual shareholder’s meeting because of the following exemption:

The Company qualifies as a foreign private issuer under Rule 405 of Regulation C because of the following criteria

(a)

Less than 50 percent of the Company outstanding voting securities are directly or indirectly owned of record by residents of the United States since registers from the transfer agent showed only 4,95% of outstanding securities were owned by U.S. residents following the spin off and as of October 29, 2007, 12 U.S. registered holders and 271 residents of the United States directly or indirectly held 6 % of the outstanding voting securities;

(b)

The majority of the executive officers or directors are not United States citizens or residents, in fact all executive officers or directors of the Company are Canadian citizens;

(c)

Less than 50 percent of the assets of the Company are located in the United States since all assets of the Company are located in Québec, Canada ; and

(d)

The business of Cadiscor is not administered principally in the United States but solely in Quebec, Canada.

As a foreign private issuer, pursuant to Rule 3b-4 (a) the Company is exempted from section 14 (a) (b) (c) and (f) of the Securities Exchange Act of 1934 since proxies are sent only to very few residents in the United States who requested to receive proxy information from the transfer agent a few weeks prior to Annual Meeting of shareholders.

2.

FORM 10-KSB for the year ended December 31, 2006 as amended

General

We will add a risk factor that discusses, without mitigation, the risk to investors due to the possible Section 5 violation and potential rescission rights of the Company’s shareholders, and any contingent liabilities at page 24 of the amended Form 10-KSB for the year ended December 31, 2006, as follows:

“A portion of the shares of the Company common stock distributed by the Company’s former parent were distributed to holders in the United States prior to the Company registration statement under the Securities Exchange Act of 1934, as amended, becoming effective.  Accordingly, this distribution of approximately 1,367,000 shares of the Company common stock to United States persons may have been in violation of the United States securities laws and the recipients of these shares may have had rescission rights that would have had to be exercised within a statutorily prescribed time period and such rescission rights could have given rise to potential contingent liabilities through the end of this time period.

Strateco Resources Inc., (“Strateco”) the Company former parent, distributed approximately 20,000,000 shares of the Company common stock to Strateco’s shareholders of record as of August 23, 2006. Of these 20,000,000 shares, the Company believes that approximately 1,367,000 shares were distributed to United States persons.  The United States securities laws require that a company may not sell securities to United States persons unless the issuance and sale of the securities have been registered under the Securities Act of 1933, as amended (the “Securities Act”), or the sale is exempt from the registration requirements of the Securities Act. The United States Securities and Exchange Commission (the “SEC”) issued Staff Legal Bulletin No. 4 that provides that shares of a company that are distributed to a parent company’s shareholders need not be registered in the United States under the Securities Act provided that five conditions are met.  One of the conditions is that the company that is spun-off must register the spun-off securities under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company filed a registration statement under the Exchange Act on Form 10SB with the SEC on October 6, 2006 and this registration statement became effective on December 5, 2006.

Because the Company shares of common stock were not registered under the Exchange Act 1934 before shares of the Company common stock were distributed to United States persons, the failure of the Company to register prior to the distribution by Strateco of these shares to United States persons may have constituted a violation of Section 5 of the Securities Act, although the Company would vigorously contest any such claim.  A violation of Section 5 of the Securities Act may give rise to a right of rescission for the recipient of such shares.  This right of rescission must be exercised by the person who acquired the shares in a transaction that allegedly violated Section 5 within a specified time period following such alleged violation.  During this time period following the alleged violation of Section 5, the company which offered, sold or delivered the securities allegedly in violation of Section 5 generally must consider the contingent liabilities, if any, that may have arisen from the alleged violation.  The Company has considered its failure to register the shares of common stock issued to United States persons in its spin-off from Strateco, the potential that such failure violated Section 5 of the Securities Act giving rise to a potential claim under Section 12(a)(1) of the Securities Act, the potential rescission rights, if any, that certain Strateco shareholders who received the Company shares in the distribution may have, the time period within which such a Strateco shareholder who received the Company shares would have to make a claim that the distribution of the Company shares violated Section 5 of the Securities Act, any potential defence that the Company may have in connection with any such alleged violation and the Company stock price during the time period following the distribution through December 31, 2006. The Company has also considered these potential rescission rights and the potential contingent liabilities that may have existed or may exist as a result thereof. “

Controls and Procedures, page 28

1.

We reconciled the text at pages 28 and 29 with the one at page 26 in amending subsections A and B of Item 8A Controls and Procedures at page 28 so that they read as follows:

“The Company’s management, including the Chief Executive Officer, Mr. Michel Bouchard, President and an external consultant Mrs. Pauline Comtois, Canadian General Accountant (CGA) performing functions for the Company similar to a Chief Financial Officer, have conducted an evaluation …, based on the evaluation of these controls and procedures required by paragraph (b) of …., the Chief Executive Officer and the person performing similar functions to a Chief Financial Officer concluded that the disclosure controls and procedures are effective.”

The Company will also remove the last sentence of Subsection B at page 29 of Controls and Procedures.

The Company will amend Form 10 Q SB for each of the periods ending March 31, 2007, June 30, 2007 and September 30, 2007 to provide the conclusion and certificates of Mrs. Pauline Comtois, CGA, the person performing functions similar to the ones of a Chief Financial Officer as to the effectiveness of the Company disclosure controls and procedures.

2.

We provided at Item 8 A at page 29 the information required by Item 308 ( c ) as follows:

 “C. Changes in internal control over financial reporting. The Company did not identify any change in the small business issuer’s internal control over financial reporting in connection with the evaluation required by paragraph (d) of §240.13a-15 or §240.15d-15 of this chapter that occurred during the small business issuer’s fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting.”

 Notes to Financial Statements

14. The effect of Applying United States Accepted Accounting Principles, page 52

5.

We amended Note 14 to Financial Statements so that mineral rights are considered tangible assets. As such, acquired mineral rights have been capitalized and will be reviewed by the management for subsequent impairment.

6.

We added to our cover letter a statement from the Company acknowledging that:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your constructive comments and the collaboration of your associates in helping our society in answering these comments. Please accept our most distinguished salutations,

_____________________________

Michel Bouchard,

President

Enclosures:

Form 10KSB/A2 with marked amendments

Form 10KSB/A2 without marked amendments

Form 10-QSB/A1 for the quarter ended March 31, 2007 with marked amendments

Form 10-QSB/A1 for the quarter ended June 30, 2007, with marked amendments

Form 10 QSB/A1 for the quarter ended September 30, 2007, with marked amendments.

STATEMENT

I, Michel Bouchard, President of the Company declares that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing of Form 10KSB/A2 for the period ending December 31, 2006;

•

Staff comments from the U.S. Securities and Exchange Commission (“Commission”) or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company recognizes that it may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

February 11, 2008

__________________________

Michel Bouchard,

President

For Cadiscor Resources Inc.

.

1225 Gay-Lussac, Boucherville (Qc) Canada  J4B 7K1

Tél : (450) 641-0775/Fax : (450) 641-1601

www.cadiscor.com

Cadiscor Resources Inc.

1225 Gay-Lussac, Boucherville (Qc) Canada  J4B 7K1

Tél : (450) 641-0775/Fax : (450) 641-1601

www.cadiscor.com